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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      Globalstar Telecommunications Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3930H104
                         ------------------------------
                                 (CUSIP Number)

         Eric J. Zahler, Vice President, Secretary and General Counsel,
                       Loral Space & Communications Ltd.,
                   600 Third Avenue, New York, New York 10016
                                 (212) 697-1105
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 22, 1996
                        ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -----------------------------------------------------------------------------
CUSIP No. G3930H104
 -----------------------------------------------------------------------------
 ----------- -----------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.

----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [ ]
  ----------- ----------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)   [ ]
  ----------- ----------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
------------ ---------  ------------------------------------------------------
  NUMBER OF      7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY
 OWNED BY EACH          2,984,067
  REPORTING
 PERSON WITH
             --------- -------------------------------------------------------
                 8      SHARED VOTING POWER

                        0
             --------- -------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,984,067
             --------- -------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        0
---------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,984,067
--------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.2%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- ------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

               This statement on Schedule 13D (this "Statement") relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of Globalstar Telecommunications Limited (the "Company") and is being filed by Loral Space & Communications Ltd. ("Loral").

Item 1.  Security and Issuer
----------------------------

               This Statement relates to Shares of the Company, a Bermuda company. The principal executive offices of the Company are located at Cedar House, 41 Cedar Avenue, Hamilton, HM12, Bermuda.

Item 2.  Identity and Background
--------------------------------

               This Statement is filed by and on behalf of Loral, a Bermuda company. Loral is engaged in the space and telecommunications business and has its principal office at 600 Third Avenue, New York, New York 10016.

               The name, citizenship, business address, position and present principal occupation of each of the executive officers and directors of Loral are set forth in Schedule I of this Statement.

               Other than the individuals identified in Schedule I as owning Shares (the "Executive Officers and Directors"), none of the other persons named in Schedule I, to the best knowledge of Loral, beneficially owns for purposes of
Section  13(d) of the  Securities  Exchange  Act of 1934  ("Beneficially  Owns")
Shares.

               During the last five years, neither Loral, nor, to the best knowledge of Loral, any of the persons named in Schedule I to this Statement, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

               The Shares Beneficially Owned by Loral were acquired by Loral on April 22, 1996 in a distribution from Loral Corporation immediately prior to the spin-off (the "Spin-off") of Loral from Loral Corporation (renamed Lockheed Martin Tactical Systems, Inc.).

               The aggregate cost of the Shares Beneficially Owned by each of the Executive Officers and Directors is set forth in Schedule I. Such amounts were furnished from the personal funds of the Executive Officers and Directors. Executive Officers and Directors regularly effect purchases of securities through margin accounts maintained for them with various securities firms which extend margin credit to account holders when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in all of these margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction
-------------------------------

               The sole business of the Company is acting as a general partner in Globalstar, L.P. ("Globalstar"), which is building and preparing to launch and operate a worldwide, low-earth orbit satellite-based digital telecommunications system (the "Globalstar(TM) System"). Loral owns, directly and indirectly, 33.8% of the outstanding equity of Globalstar and has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. A portion of Loral's interest in Globalstar is held through the Company, and a majority of the Company's directors are also members of the Board of Directors or senior management of Loral. See Item 6 below for further description of the relationship between Loral and the Company.

               Loral may make further purchases of Shares from time to time. Loral may not sell the Shares unless they are registered under the Securities Act of 1933, as amended (the "Securities Act") or sold pursuant to an exemption from registration, including an exemption under Rule 144 of the Securities Act.

               The purpose of the acquisition of the Shares by the Executive Officers and Directors is for investment. The Executive Officers and Directors may make further purchases of Shares from time to time and, subject to any applicable restrictions under the Securities Act, may dispose of any or all of the Shares held by them at any time.

               Except as set forth above and in Item 6 below, neither Loral nor, to the best knowledge of Loral SpaceCom, any of the persons listed in Schedule I, has any plans or proposals that relate to or would result in any of the consequences set forth in Sections (a) through (j) of Item 4 of Schedule 13D. Each of Loral and each of the persons listed on Schedule I may, at any time, review or reconsider its or his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Company
----------------------------------------------

(a)-(b) Except as set forth in Item 6:

               (i) Loral Beneficially Owns 2,984,067 Shares (1,576,923 of which represent Shares issuable upon conversion of convertible preferred equivalent obligations (the "CPEOs") *) by virtue of having sole voting and dispositive power with respect to the Shares and the CPEOs convertible into Shares. Loral acquired 3,251,323 Shares (including 1,576,923 Shares issuable upon conversion of the CPEOs) on April 22, 1996 in a distribution from Loral Corporation in connection with the Spin-Off. Loral SpaceCom Corporation, a wholly-owned subsidiary of Loral, transferred 267,256 of such Shares (the "Lehman GTL Shares") to certain partnerships affiliated with Lehman Brothers Holdings Inc. (the "Lehman Partnerships") on August 9, 1996 in exchange for shares of Series S Redeemable Preferred Stock of SS/L (Bermuda) Ltd. (the "Lehman Transaction"). The Shares (including the CPEOs convertible into Shares) Beneficially Owned by Loral constitute 20.2% of the outstanding Shares of the Company. Of these Shares, 340,000 represent Shares underlying options (none of which have yet been exercised) granted to certain executives and directors of Loral and Loral Corporation.

               (ii) To the best knowledge of Loral, the Executive Officers and Directors Beneficially Own the number of Shares set forth opposite their names on Schedule I hereto. To the best knowledge of Loral and except as set forth on
Schedule I hereto, the Executive Officers and Directors have sole voting and dispositive power with respect to their respective Shares. The respective percentage interests of the Executive Officers and Directors are set forth opposite their names in Schedule I hereto.

               Loral's percentage is calculated based upon the 10,000,000 Shares issued and outstanding, together with the 4,769,230 Shares issuable upon conversion of the CPEOs (assuming no adjustment in the conversion price of $65 per share). The percentage interests of the Executive Officers and Directors are calculated based upon the 10,000,000 Shares stated to be issued and outstanding.

(c) The trading date, number of Shares purchased and price per Share (excluding commissions, if any) for all transactions by Loral and the Executive Officers and Directors for the 60-day period preceding April 22, 1996 through the date hereof are set forth in Schedule II hereto. With the exception of Loral, which acquired its

---------------------
* The CPEOs had a conversion price of $65.00 per share, subject to adjustment under certain circumstances. The CPEOs were acquired by Loral Corporation on March 6, 1996 and April 3, 1996 in a direct purchase from the initial purchasers of the Company's offering of CPEOs made pursuant to Rule 144A under, and other applicable exemptions of, the Seucrites Act.
 .

Shares from Loral Corporation in connection with the Spin-Off, the Lehman Transaction and Shares underlying options granted to the Executive Officers and Directors, all other transactions in the Shares were effected on the Nasdaq National Market.

(d) Other than Loral, with respect to the Shares owned by it, and the Executive Officers and Directors, with respect to the Shares owned by each of them, respectively, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
         --------------------------------------------------------------

               A majority of the members of the Company's Board of Directors are also members of the Board of Directors or senior management of Loral. Company directors who are not affiliated with Loral determine the vote of partnership interests of Globalstar held by the Company in votes submitted to the partners in Globalstar as to the approval of the financial terms and conditions of material transactions between Globalstar and Loral or any of its affiliates (or which are deemed to be transactions in which Loral is an interested party pursuant to the Globalstar partnership agreement). In addition, Globalstar has agreed with the Company that, for so long as the Company remains a general partner of Globalstar, Globalstar will not issue more than 5,000,000 additional partnership interests without either the consent of at least one of the Company's independent directors or a majority in interest of the Globalstar partners. Loral controls the vote of the Company's Board of Directors through affiliated management in all other matters. Executive officers of Loral and Globalstar serve as officers of the Company without salary.

               Globalstar is managed by a General Partners' Committee, which is majority controlled by representatives designated directly or indirectly by Loral. The Company's sole business is acting as a general partner of Globalstar. The Company's independent directors serve as the Company's representatives on the General Partners' Committee and have the right to pass upon certain matters prior to any decision to submit such matters to a vote of Globalstar's partners and have certain authority over the hiring or dismissal of senior officers of Globalstar. Upon the deferral by the Company of interest payments on the CPEOs for an aggregate of six quarterly payments, holders of the CPEOs will have the right to elect a representative to the General Partners' Committee. In the event of (i) a change of control of the Company at a time when the Company owns less than 50% of the Globalstar partnership interests outstanding, including certain changes in the Company's Board of Directors, or (ii) a sale or other disposition of partnership interests following which the equity interest of the Company in Globalstar has been reduced to an interest of less than 5% (a "Reduction in Interest"), which, in the event of either clause (i) or (ii) above, has not been approved by Globalstar's managing general partner, which is an affiliate of Loral, or by the partners of Globalstar, the Company will become a limited partner in Globalstar and will no longer appoint representatives to serve on the General Partners' Committee. Certain other governance rights granted to the Company under the Globalstar partnership agreement will also be revoked, and it will enjoy only the rights of a limited partner in Globalstar. In either event, the Company may be deemed to be an investment company, subject to regulation under the Investment Company Act of 1940, as amended.

               Loral has beneficial ownership (calculated on a proportionate basis, in the case of ownership interests held through entities not wholly-owned by Loral) of 17,507,867 Globalstar partnership interests, constituting 33.8% of Globalstar's total outstanding partnership interests (including 4,769,231 partnership interests assuming the conversion of the CPEOs but excluding partnership interests issued in connection with the GTL Warrants (as defined below) and the Globalstar Warrants (as defined below)). Loral's beneficial interest in Globalstar consists of (i) 13,514,000 partnership interests held directly and indirectly by Loral, (ii) 1,009,800 partnership interests held indirectly by Loral through its 51% owned affiliate, Space Systems/Loral, Inc. and (iii) 2,984,067 partnership interests held indirectly by Loral through its holdings of common stock and CPEOs of the Company.

               The Company has entered into an Exchange and Registration Rights Agreement, dated as of December 31, 1994, with Globalstar and each of the other partners therein (that is, with Loral/Qualcomm Satellite Services, L.P., AirTouch Satellite Services, Finmeccanica S.p.A., Hyundai/DACOM, Loral/DASA Globalstar, L.P., Loral General Partner, Inc., TE.SA.M. and Vodastar Limited) pursuant to which the Company has granted each other partner in Globalstar the right, following the date on which Globalstar achieves full coverage via a 48-satellite constellation (the "Full Coverage Date") and after at least two consecutive reported fiscal quarters of positive income, to exchange its Globalstar partnership interests for an equal number of Shares (subject to antidilution adjustments) subject to the following limitations: (i) in any 12-month period, the sum of the number of Globalstar partnership interests so transferred plus all other transfers of Globalstar partnership interests will not be permitted to exceed 5% of the total number of Globalstar partnership interests outstanding (including those held by the Company), and (ii) the number of Shares so issued in any 12-month period will not exceed 10% of the number of Shares outstanding at the beginning of that year. The Company has agreed, with certain limited exceptions, to file, and to use reasonable efforts to maintain the effectiveness of, a registration statement covering the issuance of such Shares. In the event of a bona fide offer or solicitation that would result in a change of control involving a majority of the outstanding Shares or a majority of the members of the Company's Board of Directors not approved by the partners of Globalstar, the exchange rights will become fully exercisable, regardless of such limitations, whether or not the Full Coverage Date has occurred. Loral will have the right, through its direct and indirect interests in Globalstar, pursuant to this agreement, to acquire, 13,514,000 Shares.

               In connection with certain guarantees and indemnity of Globalstar's obligations under its credit agreement, dated December 15, 1995, the Company has issued to Loral, Lockheed Martin Tactical Systems, Inc. ("LMTS"), Qualcomm Limited Partner, Inc., Space Systems/Loral, Inc. and DASA Globalstar Limited Partner, Inc. warrants (the "GTL Warrants") to purchase an aggregate of 4,185,318 shares of the Company's common stock. 50% of the GTL Warrants vested upon issuance and, subject to certain exceptions, 25% of the GTL Warrants will vest on April 19, 1997 and the remaining 25% will vest on April 19, 1998. The GTL Warrants have an exercise price of $26.50, expire on April 19, 2003 and are not exercisable until six months after Globalstar commences initial operations unless accelerated at the sole discretion of the managing general partner of Globalstar. In connection with the issuance of the GTL Warrants, the Company received (i) rights to acquire ordinary partnership interests in Globalstar on terms and conditions generally similar to those of the GTL Warrants and (ii) warrants to purchase an additional 1,131,168 partnership interests in Globalstar (the "Globalstar Warrants").

               Loral and LMTS have entered into a shareholders agreement (the "Loral Shareholders Agreement") which provides among other things that, if within one year following the date of such agreement, LMTS and its affiliates vote against any transaction involving (i) a merger, consolidation, corporation reorganization or similar transaction or (ii) a sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of Loral, in either case between Loral, on the one hand, and the Company and certain other affiliates of Loral, on the other hand, Loral will have the right to purchase from LMTS and its affiliates all of the equity securities of Loral then held by LMTS and its affiliates at a pre-determined purchase price.

               Loral, LMTS and Lockheed Martin  Corporation have entered into an exchange agreement (the "Exchange Agreement") providing that, in the event Loral is required to purchase additional shares of common stock of Space Systems/Loral, Inc. from the other direct and indirect stockholders of Space Systems/Loral, Inc. (the "Put Transaction"), and the Put Transaction requires a filing with, or the approval of, antitrust authorities, the parties thereto will cooperate to comply with informational requirements and jointly attempt to resolve any objections raised without any change in LMTS' ownership interest in Loral. If such a change is nonetheless required to obtain antitrust approval for the Put Transaction, the Exchange Agreement provides that LMTS will transfer to Loral some or all of the shares of Loral's securities beneficially owned by it in exchange for shares of the Company's common stock or, if the use of the Company's common stock as consideration is inconsistent with obtaining antitrust approval for the Put Transaction, in exchange for cash.

               The Company has agreed to grant to Lockheed Martin Corporation and LMTS registration rights with respect to the shares of common stock of the Company, if any, acquired by LMTS pursuant to the Exchange Agreement. Such registration rights are substantially identical to the registration rights granted to LMTS with respect of the capital stock of Loral provided for in the Loral Shareholders Agreement.

               Pursuant to an Agreement dated as of August 9, 1996 among Loral, Loral SpaceCom Corporation (a wholly-owned subsidiary of Loral) and the Lehman Partnerships, Loral SpaceCom Corporation has agreed to cause the Lehman GTL Shares to be included in a shelf registration statement of the Company or to provide the Lehman Partnerships with registration rights with respect to the Lehman GTL Shares. Loral SpaceCom Corporation has also agreed to cause the Company to indemnify the Lehman Partnerships from and against losses arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus relating to the Lehman GTL Shares or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

               The following exhibits are filed hereto:

Exhibit A:                    Exchange and Registration Rights Agreement, dated
                              as of December 31, 1994, among the Company, Globalstar, Loral/Qualcomm Satellite Services,
                              L.P., AirTouch Satellite Services, Finmeccanica
                              S.p.A., Hyundai/DACOM, Loral/DASA Globalstar,
                              L.P., Loral General Partner, Inc., TE.SA.M.
                              and Vodastar Limited

Exhibit B:                    Shareholders Agreement, dated as of April 23,
                              1996, between Loral and LMTS

Exhibit C:                    Exchange Agreement, dated as of April 22, 1996,
                              among Loral, Lockheed Martin Corporation and LMTS

Exhibit D:                    Agreement, dated as of August 9, 1996, among
                              Loral, Loral SpaceCom Corporation and the
                              Lehman Partnerships


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1996


                                          LORAL SPACE & COMMUNICATIONS LTD.

                                           By:  /s/ Eric J. Zahler
                                              Name:  Eric J. Zahler
                                              Title:  Vice President, Secretary
                                                      and General Counsel

(a) Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Shares, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral Space & Communications Ltd., 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States.

                Directors and Executive Officers of Loral Space &
                               Communications Ltd.


                                                           Number of
                                                           Shares
Name and Position                                          Owned and
 in addition to        Present                             Aggregate
 Present Principal     Principal                           Purchase   Percentage
  Occupation           Occupation                          Price      Interest
-------------------    -------------------------------     ---------- ---------
Bernard L. Schwartz    Chairman of the Board of            137,600(1)    1.37%
                       Directors and Chief             ($4,104,007)
                       Executive Officer

Michael B. Targoff     President and Chief                  24,000(2)     *
                       Operating Office                   ($80,000)

Howard Gittis,         Vice Chairman and Chief              20,000(3)     *
Director               Administrative Officer
                       of MacAndrews
                       & Forbes Holdings, Inc.
                       35 E. 62nd St.
                       New York, NY  10021

Robert B. Hodes,       Counsel to                           21,000(4)     *
Director               Willkie Farr & Gallagher           ($17,000)
                       153 East 53rd St.
                       New York, NY  10022

Gershon Kekst,         President of Kekst and Company,      20,000(5)     *
Director               Inc.
                       437 Madison Ave.
                       New York, NY  10022


---------------------
*    Less than one percent.

1    Includes 20,000 options at an exercise price of $20.00 per Share.

2    Includes 20,000 option at an exercise price of $20.00 per Share.

3    Consists of 20,000 options at an exercise price of $33.375 per Share.

4    Includes 20,000 options at an exercise price of $33.375 per Share.

5    Consists of 20,000 options at an exercise price of $33.375 per Share.

                                                           Number of
                                                           Shares
Name and Position                                          Owned and
 in addition to        Present                             Aggregate
 Present Principal     Principal                           Purchase   Percentage
  Occupation           Occupation                          Price      Interest
-------------------    -------------------------------     ---------- ---------

Charles Lazarus,       Chairman and Director of Toys
Director               "R" Us, Inc.                           20,000(6)     *
                       461 From Road
                       Paramus, NJ  07652

Malvin A. Ruderman,    Professor of Physics, Columbia         20,500(7)     *
Director               University                            ($8,716)
                       29 Washington Sq. West
                       New York, NY  10011

E. Donald Shapiro,     Dean and Professor of Law               25,000(8)    *
Director               New York Law School                  ($190,250)
                       57 Worth Street
                       New York, NY  10013

Arthur L. Simon,       Independent consultant                  20,000(9)    *
Director               971 Haverstraw Road
                       Suffern, NY  10901

Thomas J. Stanton,     Chairman Emeritus of National           20,000(10)   *
Jr., Director          Westminster Bancorp NJ
                       240 South Mountain Ave.
                       Montclair, NJ  07042

Daniel Yankelovich,    Chairman of DYG, Inc.                   22,000(11)   *
Director               21 Holiday Point Rd.                  ($26,125)
                       Sherman, CT  06784

Michael P. DeBlasio    Senior Vice President and Chief         24,000(12)   *
                       Financial Officer                     ($80,000)


----------------------
6   Consists of 20,000 options at an exercise price of $33.375 per Share.

7 Includes 500 Shares held by his wife as to which he disclaims beneficial ownership and 20,000 options at an exercise price of $33.375 per Share.

8   Includes 20,000 options at an exercise price of $33.375 per Share.

9   Consists of 20,000 options at an exercise price of $33.375 per Share.

10  Consists of 20,000 options at an exercise price of $33.375 per Share.

11  Includes 20,000 options at an exercise price of $33.375 per Share.

12  Includes 20,000 options at an exercise price of $20.00 per Share.

                                                           Number of
                                                           Shares
Name and Position                                          Owned and
 in addition to        Present                             Aggregate
 Present Principal     Principal                           Purchase   Percentage
  Occupation           Occupation                          Price      Interest
-------------------    -------------------------------     ---------- ---------

Nicholas C. Moren      Vice President and Treasurer         21,000(13)     *
                                                          ($20,000)

Harvey B. Rein         Vice President and Controller        200            *
                                                          ($4,000)

Thomas B. Ross         Vice President, Communications       3,000(14)      *
                                                          ($95,375)

Eric J. Zahler         Vice President, General Counsel     21,800(15)      *
                       and Secretary                      ($36,000)


----------------------
13     Includes 20,000 options at an exercise price of $20.00 per Share.

14 Consists of 3,000 shares held by his wife as to which he disclaims beneficial ownership.

15 Includes 1,000 Shares held in a Keogh Account, 800 Shares held in trust for his children and 20,000 options at an exercise price of $20.00 per Share.

                                                              SCHEDULE II

   TRANSACTIONS IN SHARES DURING THE PERIOD COMMENCING FROM THE 60-DAY PERIOD
                   PRECEDING APRIL 22, 1996 THROUGH THE DATE HEREOF



                                                           Price
      Name                     Date         Shares       per Share     A/S*
----------------------      ----------    -----------    ---------  -----------
Loral Space &
Communications Ltd.          4/22/96       3,251,323      N/A           A**

Loral SpaceCom
Corporation (a
wholly-owned
subsidiary of
Loral Space &
Communications
Ltd.)                         8/9/96         267,256      N/A           S***

Bernard L. Schwartz           7/16/96         18,000    $33.2324        A

                              7/18/96         42,000      $37.26        A

                              7/18/96          5,000      $40.06        A

                              7/18/96         10,000      $39.06        A

                              7/18/96         10,000      $39.81        A

                              7/19/96          1,200      $40.06        A

                              7/19/96          4,000      $39.56        A

                              7/19/96          2,000      $39.56        A

                              7/19/96          4,000      $40.56        A

                              7/19/96          3,800      $40.06        A

E. Donald Shapiro             7/12/96          1,000      $38.05        A

                              7/15/96          4,000      $38.05        A


---------------------
*        A indicates an acquisition of Shares and S indicates a sale of Shares.

** On April 22, 1994, Loral acquired the Shares from Loral Corporation (subsequently renamed Lockheed Martin Tactical Systems, Inc.)
         in a distribution immediately preceding the spinoff of Loral from Loral Corporation.

*** On August 9, 1996, Loral SpaceCom Corporation transferred 267,256 Shares to certain partnerships affiliated with Lehman Brothers Holdings Inc. in exchange for shares of Series S Redeemable Preferred Stock of SS/L (Bermuda) Ltd.